Exhibit 1

Nissin Information

February 19, 2004

     (The figures herein are based on Japanese GAAP, are unaudited and may be subject to revision.)

1.     Business Results as of January 2004

     The business results as of January 2004 are as follows:

     Loans outstanding

	(Unit : million yen)
	03/01	04/01	YoY

Consumer loans + VIP loans	43,145	37,107	-14.0%
Consumer loans	33,481	26,617	-20.5%
VIP loans	9,663	10,490	+8.6%
Wide loans	63,278	59,277	-6.3%
Small business owner loans + Business Timely loans	69,797	75,993	+8.9%
Small business owner loans	51,978	57,403	+10.4%
Business Timely loans	17,819	18,589	+4.3%
Secured loans	1,133	4,593	+305.4%
Notes receivable	15	387	+2480.8%
Total loans outstanding	177,370	177,359	+0.0%

* Bankrupt and delinquent loans receivable are included in the total balance of loans receivable.

     (For details please refer to the monthly data for January 2004)

2.     NISSINVESTOR for the nine months ended December 31, 2003

     We are delighted to inform you that NISSINVESTOR for the nine months ended December 31, 2003 (report of our interim business) was prepared and will be sent to all of our shareholders in Japan at the beginning of March 2004. You can also download it from our homepage.

NISSIN CO., LTD SHINJUKU L-TOWER 25F 6-1, NISHI-SHINJUKU 1-CHOME SHINJUKU-KU, TOKYO 163-1525 JAPAN
Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading symbol: NIS)
I R homepage address: http://nissin.web-ir.jp/
Investors Relations Dept./TEL: 03-3348-2423, FAX: 03-3348-5099, E-mail: info-ir@nissin-f.co.jp